Northport Capital Inc.
Suite 4200, 601 Union Street,
Seattle, Wa., 98101
Telephone: (206) 652-3451
Fax: (206) 652-3205

February 26, 2008

United States Securities and Exchange Commission
100 F Street N.E. Mail Stop 4561
Washington, DC, 20549

Attention; Mr. Craig Wilson, Senior Assistant Chief Accountant

Re: Northport Capital Inc. File No. 000-52728 Form 8-K filed February 4, 2008

Dear Sirs;

In reply to your February 8, 2008 letter regarding our Form 8-K filing of February 4, 2008, we comment as follows:

We apologize for the delay in response to the letter but we were awaiting a meeting with our securities counsel who was unavailable until Monday, February 25, 2008.

Item 1. Prior to our electing to submit a Form 8-K filing, we discussed the issue of the correct form of disclosure with counsel and our directors and believe that the Form 8-K was the correct option because of its broader and wider disclosure and dissemination rather than a post-effective amendment to the Form SB-2/A. We acknowledge the note on page 35 of our Form SB-2 filing but believe that the Form 8-K disclosure was the correct approach.

Item 2. Colorado corporation law states that changes to par value for shares is accomplished by way of an amendment to the articles of incorporation.

In our case, a shareholders meeting was held on April 28, 2004 at which the issues approved by the shareholders were a name change from the original name of DOTCOM-NETMGMT.COM Inc. to Northport Capital Inc.; a 4 to 1 share split of the existing 6,250,000 shares then issued and outstanding; and an increase in the authorized common share capital from 25,000,000 to 100,000,000 and at a residual par value of $.001. An Amendment to the Articles of Incorporation was filed with the Colorado Secretary of State on May 4, 2004. This amendment included a statement that the revised authorized common shares was to be 100,000,000 shares and at a par value of $.001.

Accordingly we take the position that our Company has authorized common share capital of 100,000,000 shares and at a par value of $.001. The reason for the amended financial filing by way of the Form 8-K on February 4, 2008 was to amend the balance sheet disclosure which had incorrectly been prepared at a par value of $.00025 and not $.001.

We acknowledge that the Company and our executives are responsible for the accuracy and adequacy of disclosure in our filings and are instructed to be certain that all filings include all information required under the Securities Exchange Act of 1934 so as to ensure that such disclosure provides all information necessary for investors to make informed investment decisions.

We specifically state as you requested:

-Northport Capital Inc. is responsible for the adequacy and accuracy of the disclosure in any and all filings including the Form 8-K filing of February 4, 2008;

-SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K filing of February 4, 2008;

and

-Northport Capital Inc. may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these comments are acceptable to the Commission.

Yours truly;

/s/ James Wang
James Wang, Director
Northport Capital Inc.